

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Daniel L. Florness
President and Chief Executive Officer
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-1500

      Re: Fastenal Company
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed February 7, 2023
           File No. 000-16125

Dear Daniel L. Florness:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services